Exhibit 99.1

NOTICE DECLARING INTENTION TO BE QUALIFIED
UNDER NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

February 25, 2022

TO:	The Ontario Securities Commission, as notice regulator (as defined in subsection 2.8(3) of NI 44-101), and each of the other securities regulatory authorities in the provinces and territories of Canada where the Issuer is a reporting issuer

Glass House Brands Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction, or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

(Signed)_Jamin Horn

Jamin Horn

General Counsel and Corporate Secretary